Exhibit 99.1
Babcock & Brown Air Limited
West Pier • Dun Laonghaire • County Dublin • Ireland
T +353 1 231 1900 • F +353 1 231 1901 • www.babcockbrown.com
NYSE Release
BABCOCK & BROWN AIR
ANNOUNCES TWO NEW LEASE AGREEMENTS
Dublin, Ireland, July 14, 2008 – Babcock & Brown Air Limited (NYSE: FLY), a global lessor of modern, fuel-efficient commercial jet aircraft, today announced that it has leased and delivered two Boeing 757-200 aircraft to Ethiopian Airlines. Both aircraft had previously been leased to ATA Airlines in the United States. The new lease agreements are for terms of five years at market rates higher than those of the previous contracts.
“Ethiopian Airlines is a great addition to our well-diversified group of lessees around the world,” said Colm Barrington, CEO of Babcock & Brown Air. “This transaction highlights the ability of B&B Air’s portfolio to perform well in an environment of higher fuel prices. The Boeing 757 is a robust aircraft with a wide user base and an ability to fly unique missions for airlines.”
“We continue to see strong demand for the aircraft in our portfolio,” added Barrington. “We are currently in discussions with several parties about the remaining two aircraft that were leased to ATA and we plan to make an announcement once those discussions have been finalized.”
Ethiopian Airlines is the national airline of Ethiopia and is 100% owned by the Ethiopian government. Founded in 1945, Ethiopian is one of the largest and fastest growing airlines in Africa and currently operates flights to 51 international and 30 domestic destinations with a fleet of 28 aircraft. The airline has orders for ten Boeing 787 aircraft, reflecting the rapid pace of growth in air travel throughout North Africa’s domestic and international markets.
About Babcock & Brown Air
Babcock & Brown Air (“B&B Air”) acquires and leases modern, high-demand and fuel-efficient commercial jet aircraft under multi-year operating lease contracts to a well-diversified group of 35 airlines in 19 countries throughout the world. B&B Air is managed and serviced by Babcock & Brown Aircraft

Management (“BBAM”), the world’s fourth largest aircraft lessor. For more information about B&B Air, visit our website at www.babcockbrownair.com.
Caution Concerning Forward-Looking Statements
This press release includes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to plans, objectives, expectations and intentions and other statements contained in this release that are not historical facts, as well as statements identified by words such as “expects,” “anticipates,” “intends,” plans,” “believes,” “seeks,” “estimates,” or words of similar meaning. These statements are based on current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond B&B Air’s control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.
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Contact:
Matt Dallas
Babcock & Brown
+ 1 212-796-3918
matt.dallas@babcockbrown.com

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